Exhibit 99.17

Execution Version

WARRANT EXERCISE AGREEMENT

This Warrant Exercise Agreement (this “Agreement”), dated as of June 28, 2022 (the “Effective Date”), is by and between DynaResource, Inc., a Delaware corporation (the “Company”), and Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”). Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Replacement Warrant (as defined below).

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of May 6, 2015, by and among the Company, Golden Post and K.D. Diepholz (the “SPA”), the Company issued Golden Post, among other things, a warrant initially representing the right to purchase 2,166,527 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) at an initial exercise price of $2.50 per share (the “Original Warrant”);

WHEREAS, pursuant to the Original Warrant (as amended by the First Amendment to Common Stock Purchase Warrant, dated May 14, 2020), on July 1, 2020, the Company issued Golden Post a replacement warrant representing the right to purchase 2,655,361 shares of Common Stock upon the same terms as the Original Warrant (the “Replacement Warrant”);

WHEREAS, Golden Post is also the holder of 1,734,992 shares of Series C Senior Convertible Preferred Stock of the Company, par value $0.0001 per share (the “Series C Preferred”), and a warrant representing the right to purchase 2,724 shares of Common Stock at an exercise price of $2.04 per share (the “Antidilution Warrant”);

WHEREAS, Section 3.12 of the SPA provides that the Company shall not change the compensation of the executive officers of the Company, including approving any option grant or granting any bonus, without the approval of the Board of Directors of the Company (the “Board”), which approval must include the affirmative vote of the director appointed by the holders of the Series C Preferred (the “Series C Designated Director”);

WHEREAS, effective November 15, 2021, the Company, through its subsidiary, transferred to K.D. Diepholz, the Company’s Chief Executive Officer, 400,000 shares of Common Stock (the “CEO Award”), and during 2021, the Company paid Mr. Diepholz a cash bonus of $224,375 (the “CEO Cash Bonus”), in each case without having first obtained the approval of the Board or the Series C Designated Director pursuant to Section 3.12 of the SPA;

WHEREAS, immediately prior to the execution of this Agreement, the Series C Designated Director executed a Unanimous Written Consent of the Board ratifying the grant of the CEO Award; and

WHEREAS, Golden Post wishes to exercise the Replacement Warrant and approve (via a waiver) the CEO Award and the CEO Cash Bonus, as set forth in further detail below, in exchange for certain agreements by the Company with respect to its corporate governance practices.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and Golden Post hereby agree as follows:

Section 1. Exercise of Replacement Warrant.

(a) The Company and Golden Post hereby agree that effective as of June 28, 2022 (the “Warrant Exercise Date”), Golden Post shall exercise the Replacement Warrant with respect to the number of Total Issuable Warrant Shares set forth on Golden Post’s signature page hereto at an exercise price per share equal to $2.04, pursuant to the terms of the Replacement Warrant (the “Warrant Exercise”).

(b) Golden Post shall execute and deliver to the Company the Warrant Exercise Notice with respect to the Warrant Exercise and deliver the aggregate cash exercise price for such exercise of the Replacement Warrant to the bank account set forth on the Company’s signature page hereto within two (2) Trading Days after the Warrant Exercise Date, and the Company shall deliver the Warrant Shares, registered in the name of Golden Post, pursuant to the instructions set forth on Golden Post’s signature page hereto.

Section 2. Anti-Dilution Protections.

(a) Existing Anti-Dilution Protections. For the avoidance of doubt, the Replacement Warrant, the Antidilution Warrant and the shares of Common Stock delivered upon exercise of the Replacement Warrant and the Antidilution Warrant are subject to any and all anti-dilution protections afforded with respect to the Original Warrant, including, without limitation, the anti-dilution protections set forth in Section 3.13 of the SPA.

(b) Future Company Equity Awards. Golden Post hereby agrees to consider in good faith waiving certain anti-dilution protections afforded to the Company’s securities held by Golden Post, including, without limitation, those granted under the Certificate of Designations of the Series C Preferred, the SPA, the Replacement Warrant and the Antidilution Warrant, in connection with the Company’s award of equity (the “Company Equity Awards”) in the 90 days following the Effective Date of this Agreement; provided that the Company Equity Awards are approved by a committee comprised of two or more “non-employee directors” (as such term is defined in Rule 16b-3 (“Rule 16b-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are not officers of the Company or a parent or subsidiary of the Company, one of which must be the Series C Designated Director, following the receipt of recommendations of an independent compensation consultant to the Company that such Company Equity Awards be issued.

Section 3. Limited Waiver. The requirements of Section 3.12 of the SPA are hereby waived solely as they relate to the CEO Award and the CEO Cash Bonus. This waiver shall be limited precisely as written and relates solely to the provisions of Section 3.12 of the SPA in the manner and to the extent described above, and nothing in this waiver shall be deemed to constitute a waiver by Golden Post of compliance with respect to any other term, provision, or condition of the SPA or any other agreement between the Company and Golden Post or any other instrument or agreement referred to therein. Nothing contained in this waiver will be deemed or construed to amend, supplement, or modify the SPA (including, without limitation, the provisions of Section 3.12 thereof) or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

Section 4. Corporate Governance Practices.

(a) Series C Designated Director Approval. Following the Effective Date, the Company agrees not to take any action that would require the approval of the Board, including the Series C Designated Director, without first obtaining such approval.

(b) Compensation Committee. The Company agrees to form and maintain a compensation committee of the Board comprised of two or more “non-employee directors” (as such term is defined in Rule 16b-3) that are not officers of the Company or a parent or subsidiary of the Company, one of which must be the Series C Designated Director for so long as Golden Post has the right to appoint the Series C Designated Director.

(c) Related Party Transactions Policy. The Board shall adopt and maintain a policy that requires the approval of related party transactions by the compensation committee of the Board.

(d) Use of Company Securities Counsel. The Company agrees to engage outside securities counsel to review each Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report Form 8-K required to be filed by the Company with the Commission for compliance with the Exchange Act and any applicable stock exchange requirements prior to filing such report.

(e) 2021 Form 10-K. The Company agrees to refile the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) as soon as reasonably practicable following the review of the 2021 Form 10-K by the Company’s outside securities counsel, and such report shall comply with the disclosure requirements of Form 10-K and be signed by a majority of the members of the Board.

Section 5. Representations and Warranties of the Company. The Company hereby makes the representations and warranties set forth below to Golden Post that as of the Effective Date:

(a) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board or the Company’s stockholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Organization. The Company is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware.

(c) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(d) Issuance of Warrant Shares. The Warrant Shares when issued will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens, charges and other encumbrances with respect to the issuance thereof, with Golden Post being entitled to all rights accorded to a holder of Common Stock.

Section 6. Representations and Warranties of Golden Post. Golden Post hereby makes the representations and warranties set forth below to the Company that as of the Effective Date:

(a) Due Authorization. Golden Post represents and warrants that (i) the execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf and (ii) this Agreement has been duly executed and delivered by Golden Post and constitutes the valid and binding obligation of Golden Post, enforceable against it in accordance with its terms.

(b) No Conflicts. The execution, delivery and performance of this Agreement by Golden Post and the consummation by Golden Post of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of Golden Post’s organizational or charter documents or (ii) conflict with or result in a violation of any agreement, law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority which would interfere with the ability of Golden Post to perform its obligations under this Agreement.

Section 7. Survival. All representations and warranties (as of the date such representations and warranties were made) made herein shall be considered to have been relied upon by the parties hereto and shall survive the issuance of the Warrant Shares. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; provided, however, that no party may assign this Agreement or the obligations and rights of such party hereunder without the prior written consent of the other party hereto.

Section 8. Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

Section 9. Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby, and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to any of the conflict of laws principles that would result in the application of the substantive law of another jurisdiction.

Section 11. Entire Agreement. This Agreement, together with the exhibits hereto, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents and exhibits.

Section 12. Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

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IN WITNESS WHEREOF, the undersigned has executed this Warrant Exercise Agreement as of the date first written above.

COMPANY:

DYNARESOURCE, INC.

By:	/s/ K.W. (“K.D.”) Diepholz
Name:	KD. Diepholz
Title:	CEO

Bank Account and Wire Instructions:

Signature Page to Warrant Exercise Agreement

IN WITNESS WHEREOF, the undersigned has executed this Warrant Exercise Agreement as of the date first written above.

GOLDEN POST RAIL, LLC

By:	/s/ Matthew K. Rose
Name:	Matthew K. Rose
Title:	Manager, President, Secretary and Treasurer

Total Issuable Warrant Shares underlying Replacement Warrant to be exercised:	2,655,361

Aggregate Exercise Price of Replacement Warrant to be Exercised:	$5,416,936.44

Warrant Shares:	2,655,361

Delivery Instructions for Warrant Shares:

Signature Page to Warrant Exercise Agreement